UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

August  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-20 August 10, 2004

DESCRIPTION:

Queenstake Closes Financing and Accelerates Payout of Jerritt Canyon Acquisition Obligations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

 (Registrant)

Date  August 12,  2004

By         “Jack Engele”  (signed)

    (Signature)

     Jack Engele, Vice President Finance

      Queenstake Resources Ltd.

UNDERWRITING AGREEMENT

August 10, 2004

Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
USA

Attention:  Chris Davie, President and Chief Executive Officer

Dear Sirs:

The undersigned, Sprott Securities Inc. (“Sprott”), Westwind Partners Inc. and Loewen Ondaatje McCutcheon Limited (collectively, the “Underwriters”) hereby agree to purchase severally and not jointly, on a underwritten basis as underwriters for Queenstake Resources Ltd. (the “Company”) subject to the terms and conditions set out in this Agreement, and by its acceptance hereof, the Company agrees to create, issue and sell to the Underwriters, pursuant to the terms and conditions set out in this Agreement, an aggregate of 34,000,000 special warrants (the “Special Warrants”), at a price of Cdn$0.50 per Special Warrant.  Each Special Warrant shall entitle the holder to acquire, without additional payment, (a) one (1.0) common share (or 1.05 common shares if a receipt for a Final Prospectus (as defined below) is not obtained by the Qualifying Deadline (as defined below)), in the capital of the Company as constituted at the date hereof (the “Common Shares”) and (b) one-half (1/2) of one Common Share purchase warrant (or 0.525 Common Share purchase warrants if a receipt for a Final Prospectus is not obtained by the Qualifying Deadline) (the “Warrants”, and collectively with the common shares, (the “Underlying Securities”) at any time on or prior to the Expiry Time (as defined below) and the Company agrees that the Special Warrants shall have the terms and attributes described in Schedule “A” hereto.  In addition, the Underwriters will have the option, in their sole discretion, to purchase up to an additional 10,000,000 Special Warrants at a price of Cdn$0.50 per Special Warrant (the “Underwriters’ Option”) at any time prior to the Special Warrant Closing Date.  The Company intends and agrees to use the proceeds realized from the sale of Special Warrants for the purposes set forth in paragraph 4(m) hereto.

The Company shall prepare and file, in accordance herewith, a Preliminary Prospectus (as defined below) and a Final Prospectus (collectively, the “Prospectus”) in order to qualify the Underlying Securities for distribution in each of the Qualifying Jurisdictions.

It is understood that, subject to the terms hereof, each Underwriter shall have the right, in its sole discretion, to purchase Special Warrants for its own account.  It is further understood that the Underwriters will endeavour to arrange for substituted purchasers for the Special Warrants in the Qualifying Jurisdictions pursuant to applicable securities laws.

The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) to assist in the offering of the Special Warrants and that the Underwriters may determine the remuneration payable to such other dealers appointed by them (provided that such remuneration is payable by the Underwriters from, and not in addition to, the remuneration payable to the Underwriters pursuant hereto).

In consideration of the services to be rendered by the Underwriters in connection with the offering of the Special Warrants and all other matters in connection with the issue and sale of the Special Warrants and the issue of the Underlying Securities, the Company shall pay to the Underwriters a fee in accordance with the provisions of paragraph 10.

The Company and the Underwriters agree that all offers and sales of Special Warrants to U.S. Persons or persons within the United States shall be made in accordance with paragraph 3 hereof.

The offering of the Special Warrants is conditional upon and subject to the additional terms and conditions set forth below.

1.

INTERPRETATION

1.1

In this Agreement and the Schedules hereto, unless otherwise indicated, in addition to the terms defined above, the following terms shall have the following meanings:

“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“Agreement” means this agreement and includes the schedules hereto, as amended or supplemented from time to time;

“Ancillary Documents” means all agreements, certificates (including the certificates representing the Special Warrants and the Special Broker Warrants) and other documents (including the Prospectus and any Supplementary Material) executed and delivered, or to be executed and delivered, by the Company in connection with the transactions contemplated by this Agreement and the Subscription Agreements and includes the Subscription Agreements;

“distribution” means distribution or distribution to the public, as the case may be, as those terms are defined in Canadian Securities Laws;

“Broker Securities” means the Common Shares and Warrants of the Company issuable on exercise of the Broker Warrants;

“Broker Warrants” means the broker warrants issuable upon the exercise of the Special Broker Warrants, with each broker warrant being exercisable by the holder thereof to acquire one (1) Common Share and one-half (1/2) of one Warrant (each subject to adjustment in accordance with their terms) at an exercise price of Cdn$0.50 per broker warrant;

“Business Day” means a day which is not a Saturday, a Sunday or a statutory or civic holiday, or a day on which commercial banks are not open for business, in the City of Vancouver, Canada;

“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective rules and regulations made thereunder, together with applicable published policy statements, instruments, orders and rulings of the securities regulatory authorities in such provinces;

“Claim” has the meaning ascribed to it in subparagraph 15(c);

“Common Share” has the meaning ascribed to it in the first paragraph of this Agreement;

“Company” has the meaning ascribed to it in the first paragraph of this Agreement;

“Company’s Auditors” means Staley Okada & Partners, Chartered Accountants;

“Disclosure Documents” means all information regarding the Company that is, or becomes, publicly available, including the Financial Statements, together with all written information prepared by the Company and provided to the Underwriters;

“Engagement Letter” means the engagement letter dated July 20, 2004 between the Company and Sprott;

“Expiry Time” means 5:00 p.m. (Toronto time) on the date which is the earlier of: (i) the 3rd Business Day after a decision document is issued under the Mutual Reliance Review System for a Final Prospectus, qualifying the issue of the Underlying Securities and Broker Warrants, filed in each of the Qualifying Jurisdictions; and (ii) the date which is four (4) months and one (1) Business Day after the Special Warrant Closing Date;

“Final Prospectus” has the meaning ascribed to it in paragraph 2.8;

 “Financial Statements” means the audited consolidated financial statements of the Company containing a consolidated balance sheet, consolidated statement of income and consolidated statement of cash flows for the fiscal year ended December 31, 2003 and the unaudited financial statements containing a consolidated balance sheet, consolidated statement of income and consolidated statement or cash flows for the quarter ended March 31, 2004, prepared in accordance with Canadian generally accepted accounting principles;

“Indemnified Party” and “Indemnified Parties” have the meanings ascribed thereto in subparagraph 15(a);

“Indemnifier” and “Indemnifiers” have the meanings ascribed thereto in subparagraph 15(a);

“Lock-Up Period” has the meaning ascribed to it in subparagraph 4(l);

“Material Adverse Effect” means a material adverse effect on the business and affairs of the Company and the Subsidiaries, taken as a whole;

“misrepresentation”, “material fact”, “material change” and “distribution” have the respective meanings ascribed to them in the Securities Act (British Columbia);

“notice” has the meaning ascribed to it in Section 18;

“Offering” means the offering of Special Warrants contemplated by this Agreement;

“Permits” means the permits set out in Schedule “B” in respect of the Property to mine and prospect for minerals thereon;

“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

“Preliminary Prospectus” has the meaning ascribed to it in paragraph 2.7;

“Property” means the Jerritt Canyon Mine;

“Prospectus” means the Preliminary Prospectus and the Final Prospectus, collectively;

“Purchasers” means the persons who as purchasers acquire Special Warrants from the Company by duly completing and executing the Subscription Documents, and permitted assignees or transferees of such persons from time to time;

“Qualifying Date” means the date on which a decision document under the Mutual Reliance Review System is issued by or on behalf of the applicable securities regulatory authority in each of the Qualifying Jurisdictions for a Final Prospectus qualifying the issuance of Underlying Securities and Broker Warrants;

“Qualifying Deadline” means the date which is the first Business Day falling on or after the date that is sixty (60) days following the Special Warrant Closing Date;

“Qualifying Jurisdictions” means each of British Columbia, Alberta, Ontario and Nova Scotia;

“Securities Commissions” means, collectively, the securities commission or other securities regulatory authority in the Qualifying Jurisdictions;

“Special Broker Warrant” means the compensation warrants issued by the Company to the Underwriters, which are exercisable, without payment of additional consideration, into Broker Warrants;

“Special Warrant” has the meaning ascribed to it in the first paragraph of this Agreement;

“Special Warrant Closing” means the completion of the issue and sale by the Company of the Special Warrants and the purchase of the Special Warrants by the Purchasers pursuant to the Subscription Agreements or by the Underwriters pursuant to this Agreement, as the case may be;

“Special Warrant Closing Date” means August 10, 2004 or such other date as the Company and the Underwriters may agree upon;

“Special Warrant Closing Time” means 11:00 a.m. (Toronto time) on the Special Warrant Closing Date or such other time on the Special Warrant Closing Date as the Company and the Underwriters may agree;

“Sprott” has the meaning ascribed to it in the first paragraph of this Agreement;

“Subscription Agreements” means the subscription agreements, in the form agreed upon by the Company and the Underwriters, pursuant to which Purchasers agree to subscribe for and purchase Special Warrants from the Company;

“Subscription Documents” means, with respect to a Purchaser, a Subscription Agreement duly completed by the Purchaser together with all applicable duly completed schedules to the Subscription Agreement in the forms attached thereto and any other forms required under Canadian Securities Laws, securities laws of the United States of America or any state thereof or any other applicable laws;

“Subsidiaries” means Queenstake Resources U.S.A. Inc. and Castle Exploration Inc., collectively;

“Supplementary Material” has the meaning ascribed thereto in paragraph 2.11;

“TSX” means the Toronto Stock Exchange;

“Underlying Securities” has the meaning ascribed to it in the first paragraph of this Agreement;

“Underwriters” has the meaning ascribed to it in the first paragraph of this Agreement;

“Underwriters’ Option” has the meaning ascribed to it in the first paragraph of this Agreement;

“Warrant” has the meaning ascribed to it in the first paragraph of this Agreement; and

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants, in accordance with the terms thereof and shall include the Common Shares issuable upon exercise of the Warrants issued as part of the Broker Securities.

1.2

Business Days.  Where any action or step is to be taken or completed on or by a specified date, and such date is not a Business Day in the applicable jurisdiction, then such action or step may be taken or completed on the next following Business Day.

1.3

Plural and Gender.  Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and neuter.

1.4

Currency.  All references to monetary amounts in this Agreement are to lawful money of Canada unless otherwise specified.

1.5

Schedules.  The following Schedules are attached to this Agreement and are deemed to be a part of and incorporated in this Agreement:

Schedule	Title
A	Term Sheet
B	Permits
C	Form of Underwriters’ Certificate

2.

TERMS AND CONDITIONS

2.1

Underwritten Transaction on Exempt Basis.  Subject to the terms and conditions hereof, the Underwriters hereby severally and not jointly agree to purchase (or to arrange for substituted Purchasers to purchase) the Special Warrants from the Company in the respective percentages set out in paragraph 19 of this Agreement and the Company agrees to sell the Special Warrants to the Underwriters or such substituted Purchaser.  The Underwriters shall offer the Special Warrants for sale in the Qualifying Jurisdictions in compliance with all applicable Canadian Securities Laws and only to such Purchasers and in such manner to reasonably ensure that, pursuant to the provisions of applicable Canadian Securities Laws, no prospectus (as such term is defined in Canadian Securities Laws) or other similar document need be filed or delivered in order to complete such sale.  The Underwriters shall offer and/or shall cause their United States Affiliates to offer the Special Warrants for sale in the United States in compliance with paragraph 3 hereof.  The Underwriters covenant with the Company that they will: (i) obtain from each Purchaser an appropriately completed and executed Subscription Agreement; (ii) ensure that any selling agent appointed by the Underwriters in connection with sales of Special Warrants agrees with the Underwriters to comply with the covenants and obligations of the Underwriters contained herein; and (iii) execute and deliver to the Company, subject to the terms and conditions of this Agreement, any certificate required to be executed by them under Canadian Securities Laws in connection with the Prospectus and any Supplementary Material provided that the Underwriters are satisfied, acting reasonably, that it is appropriate and responsible to do so.

2.2

Legal Compliance.  The Company undertakes to file or cause to be filed, on a timely basis and within the time periods stipulated by Canadian Securities Laws, all forms, undertakings and other documents required to be filed by the Company under Canadian Securities Laws in connection with the purchase and sale of the Special Warrants and the issue of the Special Broker Warrants so that the distribution of the Special Warrants and Special Broker Warrants may lawfully occur without the necessity of filing a prospectus or similar document in Canada.  All fees payable in connection with such filings shall be at the sole expense of the Company.  The Company further agrees to comply with all Canadian Securities Laws and applicable stock exchange requirements (including those of the TSX) in connection with the distribution of the Special Warrants, Special Broker Warrants, Underlying Securities, Broker Warrants, Warrant Shares and Broker Securities.

2.3

No Media.  Subject to paragraph 17, neither the Company nor the Underwriters shall cause the sale of the Special Warrants to be advertised in printed media of general and regular paid circulation, radio or television or telecommunications, including electronic display, such as the Internet, prior to the Special Warrant Closing Date.

2.4

Rescission Rights.  The contractual rights of action against the Company for rescission or damages, as set out in the Subscription Agreements, shall be available to all Purchasers (to the extent applicable) on the terms set forth in the Subscription Agreements.

2.5

Canadian Securities Laws.  The Underwriters covenant and agree with the Company that they shall conduct activities in connection with arranging for the sale of the Special Warrants in compliance with Canadian Securities Laws and other applicable securities laws.

2.6

The Toronto Stock Exchange.  The Underwriters’ obligation to complete the transactions contemplated herein shall be conditional upon the TSX listing or conditionally approving for listing the Common Shares issuable upon exercise of the Special Warrants, the Broker Warrants and the Warrant Shares on the terms and conditions contemplated herein and the Company will use its commercially reasonable best efforts to obtain, prior to the Special Warrant Closing Date, the necessary approvals of the TSX in respect thereof on such conditions as are acceptable to the Underwriters, acting reasonably.

2.7

Preliminary Prospectus.  The Company shall, as soon as practicable following the Special Warrant Closing Date and use its commercially reasonable best efforts, to prepare, file under applicable Canadian Securities Laws of each of the Qualifying Jurisdictions and obtain a receipt for, a preliminary prospectus (the “Preliminary Prospectus”) in form and substance satisfactory to the Company and the Underwriters, each acting reasonably, and shall prepare and file other related documents relating to the proposed distribution and issuance of the Underlying Securities and Broker Warrants in each of the Qualifying Jurisdictions.  The Underwriters shall co-operate in such filing, which cooperation shall include signing the relevant certificate required to be signed by them provided that they are satisfied, acting reasonably, as to disclosure requirements of Canadian Securities Laws having been fulfilled by the Company.  For greater certainty, the Preliminary Prospectus and Final Prospectus shall also qualify the distribution of the Broker Warrants.

2.8

Final Prospectus.  The Company shall, as soon as practicable after all comments of applicable securities regulatory authorities have been satisfied with respect to the Preliminary Prospectus and in any event no later than the Qualifying Deadline, use its commercially reasonable best efforts to prepare, file under applicable Canadian Securities Laws of each of the Qualifying Jurisdictions and obtain a receipt for, a (final) prospectus (the “Final Prospectus”) in form and substance satisfactory to the Company and the Underwriters, each acting reasonably, and fulfil and comply with, to the satisfaction of the Underwriters’ counsel, acting reasonably, all applicable Canadian Securities Laws to be fulfilled or complied with by the Company in order to qualify the distribution and issuance of the Underlying Securities and the Broker Warrants on the exercise or deemed exercise thereof after the Qualifying Date in the Qualifying Jurisdictions.

Notwithstanding the foregoing sentence of this paragraph 2.8, if receipts for the Final Prospectus are not issued by the securities regulatory authorities of the Qualifying Jurisdictions on or before the Qualifying Deadline, the Company will continue to use its commercially reasonable best efforts to obtain such receipts as soon as possible thereafter.  The Underwriters shall co-operate in such filing, which cooperation shall include signing the relevant certificates required to be signed by them provided that they are satisfied, acting reasonably, as to disclosure requirements having been fulfilled by the Company.

2.9

Dilution Penalty.  In the event that a decision document under the Mutual Reliance Review System for the Final Prospectus is not obtained on or before the Qualification Deadline, each Special Warrant and each Broker Warrant not then exercised will entitle the holder to receive, without payment of any further consideration, 1.05 Common Shares and 0.525 Warrants (in lieu of one (1) Common Share and one-half (1/2) of one Warrant).

2.10

Deliveries at Time of Filing.  The Company shall deliver to the Underwriters contemporaneously with or prior to the filing of the Preliminary Prospectus and the Final Prospectus (as the case may be) with the applicable securities regulatory authority in each of the Qualifying Jurisdictions:

(a)

a signed copy of each of the Preliminary Prospectus or Final Prospectus, as the case may be;

(b)

signed copies of any other document required to be filed by the Company at such time under the laws of each of the Qualifying Jurisdictions in compliance with Canadian Securities Laws applicable therein; and

(c)

in the case of the Final Prospectus, a long-form comfort letter of the Company’s Auditors, dated the date of the Final Prospectus addressed to the Underwriters, their counsel and the board of directors of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain financial and accounting information relating to the Company contained in the Final Prospectus and which shall be based on a review by the Company’s Auditors to a date not more than two Business Days prior to the date of such letter and which letter shall be in addition to the auditors’ report contained in the Final Prospectus and any comfort letter provided to the securities regulatory authorities.

2.11

Supplementary Material.  The Company shall also prepare, allow the Underwriters to participate in the preparation of, and deliver promptly to the Underwriters duly signed copies of all amended or supplementary prospectuses or supplemental statements and related documents required to be filed by the Company under the laws of any Qualifying Jurisdiction or by Canadian Securities Laws and of any amendment to the Preliminary Prospectus or Final Prospectus or other document required to be filed under paragraph 2.10 (collectively, the “Supplementary Material”).  The Prospectus and the Supplementary Material shall be in form and substance satisfactory to the Underwriters, acting reasonably.  In connection with the filing of any Supplementary Material, upon the request of the Underwriters, the Company shall deliver to the Underwriters and their counsel documents substantially similar to those contemplated in paragraph 2.10, which shall be in form and substance satisfactory to the Underwriters (acting reasonably).

2.12

Deliveries.  The Company shall cause commercial copies of the Preliminary Prospectus and the Final Prospectus to be delivered to the Underwriters without charge, in such numbers and in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request to satisfy their reasonable requirements.  Such delivery shall be effected as soon as practicable and, in any event, with respect to each of the Preliminary Prospectus and the Final Prospectus, on or before the date that is three Business Days after the filing thereof in the Province of British Columbia. The Company shall similarly cause to be delivered copies of any Supplementary Material.  The Company shall cause commercial copies of the Final Prospectus and any required Supplementary Materials to be delivered to each of the holders of Special Warrants.

2.13

Representation as to Prospectus and Supplementary Material.  Delivery of the Prospectus and any Supplementary Material shall constitute a representation and warranty of the Company to the Underwriters and the Purchasers that: (i) all information and statements (except information and statements relating solely to or provided solely by the Underwriters in writing) contained therein are true and correct in all material respects at the time of delivery thereof and contain no misrepresentation; (ii) such documents constitute full, true and plain disclosure of all material facts relating to the Company (on a consolidated basis), the Underlying Securities, the Warrant Shares and the Broker Securities and that no material fact has been omitted therefrom (except material facts relating solely to the Underwriters) which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of the circumstances under which they were made; (iii) such documents comply in all material respects with Canadian Securities Laws; and (iv) the Financial Statements incorporated by reference therein comply with Canadian generally accepted accounting principles and the Financial Statements relating to the fiscal year ended December 31, 2003 have been audited in accordance with Canadian generally accepted auditing standards.  Each such delivery shall also constitute the Company’s consent to the Underwriters to use the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and any other public documents supplied to the Underwriters by the Company for and in connection with the distribution of the Underlying Securities, Broker Warrants, Warrant Shares and Broker Securities in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws.

3.

UNITED STATES OFFERS AND SALES

(a)

As used in this paragraph 3, the following terms shall have the meanings indicated:

“1933 Act” means the United States Securities Act of 1933, as amended;

“Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D;

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902 of Regulation S.  Without limiting the foregoing, but for greater clarity, such term means, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered outside the United States pursuant to Regulation S and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of such securities;

“Foreign Issuer” means foreign issuer as that term is defined in Rule 902 of Regulation S;

“Regulation D” means Regulation D as promulgated by the SEC under the 1933 Act;

“Regulation S” means Regulation S as promulgated by the SEC under the 1933 Act;

“SEC” means the United States Securities and Exchange Commission;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902 of Regulation S;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Person” has the meaning ascribed thereto in Rule 902 of Regulation S;

“U.S. Securities Laws” has the meaning ascribed to it in subparagraph 3(c)(i); and

“U.S. Underwriters” has the meaning ascribed to it in subparagraph 3(c)(ii).

All other capitalized terms used but not otherwise defined in this paragraph 3 shall have the meanings assigned to them in the Agreement.

(b)

The Company represents and warrants to and covenants and agrees with the Underwriters as follows:

(i)

The Company is a Foreign Issuer which has, and on the commencement of the offering of the Special Warrants had, no Substantial U.S. Market Interest in any of its securities.

(ii)

Except with respect to securities offered and sold to Accredited Investors who are in the United States or are U.S. Persons in reliance upon an exemption from registration under Rule 506 of Regulation D, neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has made or will make:

(A)

any offer to sell, or any solicitation of an offer to buy, any Special Warrants to a U.S. Person or a person in the United States, or

(B)

any sale of the Special Warrants unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person or the Company, its affiliates, and any person acting on its or their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person.

(iii)

During the period in which the Special Warrants are offered for sale, and during the period that any Special Warrants, Warrants, Special Broker Warrants or Broker Warrants are outstanding, neither the Company nor any of its “affiliates” (as used in this Section 3 such term shall have the meaning ascribed thereto in Rule 405 under the 1933 Act), nor any person acting on its or their behalf has made or will make any Directed Selling Efforts, or has taken or will take any action that would cause the exemption afforded by Regulation D or the exemption from registration afforded by Regulation S to be unavailable for offers and sales of the Special Warrants or for exercise of the Warrants or Broker Warrants.

(iv)

Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(v)

None of the Company, its affiliates or any person acting on its or their behalf has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) with respect to offers or sales of the Special Warrants in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising in connection with the offer or sale of the Special Warrants in the United States.

(vi)

Within fifteen (15) days after the first sale of Special Warrants in the United States or to a U.S. Person, the Company will prepare and file with the SEC a notice on Form D with respect to the Special Warrants and will file all amendments required to be filed as a result of subsequent sales of Special Warrants in the United States or to a U.S. Person.

(vii)

Except with respect to the offer and sale of Special Warrants offered hereby, the Company has not sold, offered for sale or solicited any offer to buy any of its securities in the United States or to a U.S. Person which are required to be integrated with the offer and sale of Special Warrants offered hereby pursuant to the provisions of Rule 502(a) under the 1933 Act, that would cause the exemption provided by Rule 506 of Regulation D to be unavailable with respect to the Offering.

(viii)

The Company is not, and as a result of the sale of the Special Warrants contemplated hereby will not be, an “investment company” as defined under the United States Investment Company Act of 1940, as amended.

(ix)

The Company will provide the Underwriters with a reasonable opportunity to review any press release issued in connection with the offering, issuance or sale of the Special Warrants prior to its dissemination and any such press release either (x) will comply with Rule 135c under the 1933 Act or (y) will not be released in the United States or to U.S. newswire services and will contain the following legend: “NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”

(x)

The Company has made and will make available to the Underwriters and to each Purchaser at a reasonable time prior to its purchase of Special Warrants access to such financial and other information and the opportunity to ask questions and receive answers as such Underwriters and Purchasers deem necessary in connection with their decision to purchase the Special Warrants.

(xi)

The Company will not pay or give, directly or indirectly, any commission or other remuneration to any person for soliciting the exercise of the Special Warrants or the Special Broker Warrants.

(c)

The Underwriters severally represent and warrant to and covenant and agree with the Company as follows:

(i)

The Underwriters acknowledge that none of the Special Warrants, the Underlying Securities and the Warrant Shares have been or will be registered under the 1933 Act or any securities or “blue sky” laws of any state of the United States (collectively, “U.S. Securities Laws”) and that such Special Warrants and Underlying Securities are either:

(A)

being offered and sold outside the United States in reliance upon the exemption from registration under the 1933 Act provided by Regulation S, or

(B)

being offered and sold in the United States in reliance upon the exemption from registration under the 1933 Act provided under Rule 506 of Regulation D and applicable exemptions from registration available under state securities or “blue sky” laws.

(ii)

All offers and sales of Special Warrants in the United States shall be made through Sprott Securities (USA) Limited, Loewen Ondaatje McCutcheon USA Limited or Westwind Partners (USA) Inc., the U.S. registered broker-dealer affiliates of the Underwriters (together, the “U.S. Underwriters”) in compliance with all applicable U.S. Securities Laws and each of the U.S. Underwriters is and will be in compliance with all applicable U.S. and state broker-dealer and securities licensing requirements.

(iii)

Any offer or solicitation of an offer to buy Special Warrants that is made to a U.S. Person or a person in the United States by the U.S. Underwriters will be made to persons that the U.S. Underwriters reasonably believe to be Accredited Investors and any sale of any Special Warrants that is made to a U.S. Person or a person in the United States shall only be made to Accredited Investors which the U.S.

Underwriters have arranged to purchase Special Warrants directly from the Company.

(iv)

Neither the Underwriters nor any person associated or affiliated with any of the Underwriters, including, without limitation, any U.S. Underwriter nor any of their respective affiliates nor any person acting on their behalf or on behalf of their affiliates (other than the Company in respect of which no representation is made) has made or will make, except to the extent permitted by paragraphs (c)(i), (ii), (iii) and (d) hereof:

(A)

any offer to sell or any solicitation of an offer to buy, any Special Warrants to any U.S. Person or person in the United States;

(B)

any sale of Special Warrants to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such agent, affiliate, or person acting on behalf of either reasonably believed that such purchaser was outside the United States; or

(C)

any Directed Selling Efforts with respect to the Special Warrants, the Underlying Securities or the Warrant Shares.

(d)

The Underwriters may offer the Special Warrants in the United States to a limited number of Accredited Investors in accordance with the exemption from registration under Rule 506 of Regulation D and in connection therewith each Underwriter, on behalf of itself and its U.S. Underwriter affiliate and any person associated with the Underwriter or its U.S. Underwriter affiliate, any of their respective affiliates and any person acting on their behalf or on behalf of their affiliates (other than the Company in respect of which no representation is made), represents and warrants to and covenants and agrees with the Company as follows:

(i)

No form of general solicitation or general advertising (as those terms are used in Regulation D) has been or will be used, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Special Warrants in the United States.

(ii)

At the Special Warrant Closing, it shall cause its U.S. Underwriter affiliate soliciting offers to buy Special Warrants in the United States to provide a certificate, substantially in the form of Schedule “C” to this Agreement, relating to the manner of the offer and sale of the Special Warrants, the Underlying Securities and the Warrant Shares in the United States.

(iii)

At or prior to the Special Warrant Closing, it shall and shall cause its U.S. Underwriter affiliate to furnish all such information regarding all prospective purchasers of the Special Warrants and such other information as the Company may reasonably request or may otherwise require and which is in its possession or which it can obtain without unreasonable effort or expense in order to assist the Company in completing and filing the notice on Form D under the 1933 Act with the SEC and any other filings that may be required under any applicable securities laws or under any applicable tax laws, rules and regulations.

(iv)

It shall and shall cause its affiliates, including, without limitation, its U.S. Underwriter affiliate, to use its and their commercially reasonable efforts to co-operate with the Company in connection with any investigation, inquiry or judicial or administrative proceeding relating to the offer and sale of the Special Warrants.

(v)

Neither the Underwriter nor its U.S. Underwriter affiliate nor any person associated with the Underwriter or its U.S. Underwriter affiliate, nor any of their respective affiliates, nor any person acting on their behalf or on behalf of their affiliates shall take any action, whether before or after closing, which shall adversely affect the availability of any exemption from registration under any securities law.

(e)

Each Underwriter also severally represents and warrants to and covenants and agrees with the Company as follows:

(i)

it did not receive the offer to purchase the Special Broker Warrants or the Special Warrants in the United States or execute this Agreement, or, in the case of Sprott, the Engagement Letter, in the United States;

(ii)

it is not a U.S. Person and is not acquiring the Special Broker Warrants or any of the Special Warrants that it may purchase under this Agreement as principal on behalf of a U.S. Person or pursuant to Directed Selling Efforts;

(iii)

it acknowledges that none of the Special Broker Warrants, Special Warrants, Broker Warrants, Broker Securities, Underlying Securities or Warrant Shares that it may acquire as principal have been or will be registered under the 1933 Act or any state securities laws and it agrees not to offer or sell such securities in the United States or to a U.S. Person except pursuant to registration under the 1933 Act and any applicable state securities laws or exemptions from registration thereunder, and

(iv)

it acknowledges that the Special Broker Warrants, Broker Warrants, Special Warrants and Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless the holder has delivered a written opinion of counsel (or, in the case of an exercise of Special Broker Warrants or Special Warrants, other evidence) satisfactory to the Company to the effect that the underlying securities have been registered under the 1933 Act and applicable state securities laws or are exempt from registration thereunder.

4.

COVENANTS OF THE COMPANY

In addition to the covenants of the Company set out in the other paragraphs of this Agreement, the Company hereby covenants to and for the benefit of the Underwriters, the U.S. Underwriters and the Purchasers:

(a)

to cause the Preliminary Prospectus and any other documents required to be filed to be prepared and filed as soon as reasonably practicable following the Special Warrant Closing Date with each of the Securities Commissions in accordance with all applicable Canadian Securities Laws in form and substance reasonably satisfactory to the Underwriters;

(b)

to use its commercially reasonable best efforts to file the Preliminary Prospectus with the Securities Commissions and to obtain receipts therefrom as soon as practicable following the Special Warrant Closing Date;

(c)

to use its commercially reasonable best efforts to file the Final Prospectus with the Securities Commissions and to obtain receipts therefrom as soon as possible after the filing of the Preliminary Prospectus and, in any case, no later than the Qualification Deadline;

(d)

to use its commercially reasonable best efforts to ensure that the Common Shares issuable upon exercise of the Special Warrants, the Broker Warrants and the Warrant Shares issuable upon exercise of the Warrants will be listed and posted for trading on the TSX upon their issue;

(e)

to promptly comply with all filing and other requirements under all applicable Canadian Securities Laws, including, where required by this Agreement and any Canadian Securities Laws, the filing of amendments to the Prospectus in each of the Qualifying Jurisdictions;

(f)

upon issuance by the Securities Commissions of receipts for the Final Prospectus, to cause the Final Prospectus to be delivered to each of the then registered holders of Special Warrants;

(g)

following the issuance by the Securities Commissions of receipts for the Final Prospectus, to use its commercially reasonable best efforts to maintain its status as a reporting issuer in the Qualifying Jurisdictions for a period of not less than 12 months following the Special Warrant Closing Date and to comply with its obligations thereunder;

(h)

that the Company shall at all times prior to the date of the Final Prospectus allow the Underwriters and their representatives to conduct all due diligence which the Underwriters may reasonably require to be conducted in order to fulfil their obligations under Canadian Securities Laws and in order to enable the Underwriters responsibly to execute any certificates required to be executed by the Underwriters in connection with the Prospectus and any Supplementary Material, and it shall be a condition precedent to the Underwriters’ execution of any certificates in the Prospectus and any Supplementary Material that it be satisfied, acting reasonably, as to the form and content of the Prospectus and any Supplementary Material;

(i)

that as long as any Special Warrants are outstanding, the Company shall comply with sections 66 and 85 of the Securities Act (British Columbia) and with the comparable provisions of the other Canadian Securities Laws;

(j)

that the Company shall fulfil each of the conditions set out in paragraph 11 (except with respect to paragraphs 11(a) and (b) which the Company will use its commercially reasonable best efforts to fulfil);

(k)

that the Company shall use its commercially reasonable best efforts to secure a credit facility as soon as practicable after the Special Warrant Closing Date of a size deemed by the Company of such credit facility to be appropriate;

(l)

that the Company agrees that for a period of 90 days from the Special Warrant Closing Date (the “Lock-Up Period”) it shall not, without the prior written consent of Sprott (such consent not to be unreasonably withheld), directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional Common Shares or any securities convertible or exchangeable into Common Shares, or enter into any swap, derivative or other arrangement that transfers in whole or in part any of the economic consequences of ownership of Common Shares or other securities of the Company convertible or exchangeable into Common Shares, other than pursuant to (i) the Underwriters’ Option, (ii) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan in place at the Special Warrant Closing Time, or (iii) the issue of Common Shares upon the exercise of convertible securities, warrants or options outstanding at the Special Warrant Closing Time (including the Special Warrants, the Warrants and the Broker Warrants);

(m)

that the net proceeds of the offering of Special Warrants will be used by the Company:

(i)

for balance sheet improvements, including retirement of debt obligations; and

(ii)

for general corporate purposes;

(n)

that the Company will deliver to the Underwriters copies of all correspondence and other written communications between the Company, on the one hand and the securities regulatory authorities of the Qualifying Jurisdictions and other jurisdictions and the TSX, on the other hand, relating to the offering of Special Warrants and will generally keep the Underwriters apprised of the status of, including all developments relating to, such Offering;

(o)

that the Company shall fulfil all legal requirements to permit the creation, issue, offering and sale of the Special Warrants, the creation and issue of the Special Broker Warrants and Broker Warrants, and the reservation and issue of the Underlying Securities, the

Warrant Shares and Broker Securities as contemplated in this Agreement including, without limitation, in compliance with the Canadian Securities Laws of the Qualifying Jurisdictions to enable the Special Warrants to be offered for sale and sold to the Purchasers and the Special Broker Warrants to be issued to the Underwriters, and to enable the Underlying Securities, the Broker Warrants, the Warrant Shares and Broker Securities to be issued, without the necessity of filing a prospectus in the Qualifying Jurisdictions;

(p)

that the Special Warrants shall have the attributes contemplated in Schedule “A”; and

(q)

that prior to the completion of the distribution of the Underlying Securities and Warrant Shares the Company shall at all times continue to operate its business and the business of the Subsidiaries in the ordinary course, in compliance with all applicable laws (including without limitation those of the Qualifying Jurisdictions and the United States.

(r)

that the Company shall file as soon as reasonably practicable after the Special Warrant Closing Date a Form S-8 with the SEC (as defined in Paragraph 3 herein) registering the Common Shares that may be issued pursuant to the stock option plan of the Company.

5.

Representations and Warranties of the Underwriters.  Each of the Underwriters severally represents and warrants to the Company, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, that it qualifies as an “accredited investor”, as such term is defined in Rule 45-501 (entitled “Exempt Distributions”) of the Ontario Securities Commission and Multilateral Instrument 45-103 (entitled “Capital Raising Exemptions”) of the remaining members of the Canadian Securities Administrations (other than Quebec, Newfoundland and New Brunswick).

6.

Condition to the Underwriters’ Certification.  The obligation of the Underwriters to execute any certificates or deliver any documents pertaining to the Preliminary Prospectus, the Final Prospectus and any Supplementary Material shall be conditional upon compliance by the Company up to the date of such execution or delivery with each of the Company’s covenants contained in this Agreement to be complied with prior to the filing of the Preliminary Prospectus or the Final Prospectus, as the case may be.  If the Underwriters do not execute the certificates pertaining to the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, other than as a result or consequence of the default by or failure of the Company to comply with their covenants and agreements contained herein or in any Ancillary Document or the inaccuracy of any representation or warranty of the Company herein or in any Ancillary Document, the Company shall thereafter be relieved of its filing and delivery obligations under this Agreement in respect of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material.

7.

Material Changes During Distribution.  During the period from the date hereof to the completion of the distribution and issuance of all of the Underlying Securities upon the exercise of the Special Warrants, the Company shall promptly notify the Underwriters (and, if requested by the Underwriters, confirm such notification in writing) and provide full particulars to the Underwriters of:

(a)

any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), Property, Permits, or capital of the Company and/or the Subsidiaries;

(b)

any material fact or change in a material fact which has arisen and would have been required to have been stated in the Final Prospectus had the fact or change in fact arisen on, or prior to, the date of the Final Prospectus; and

(c)

any change in any material fact contained in the Preliminary Prospectus, Final Prospectus or any Supplementary Material or any amendments or supplements thereto which change is, or may be, of such a nature as to render any material statement contained in the Preliminary Prospectus, Final Prospectus or any Supplementary Material misleading or untrue or which results in or could result in a misrepresentation in the Preliminary Prospectus, Final Prospectus or Supplementary Material or which would result in the Preliminary Prospectus, Final Prospectus or Supplementary Material not complying (to the extent that such compliance is required) with the Canadian Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Underlying Securities.

The Company shall promptly, and in any event, within any applicable time limitation periods prescribed by Canadian Securities Laws, comply with all applicable filing and other requirements under Canadian Securities Laws as a result of such change provided however that the Company shall not file any Supplementary Material without first complying with paragraph 2.11 hereof.  The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Underwriters pursuant to this paragraph 7.

8.

Change in Canadian Securities Laws.  If, during the period from the date hereof to the completion of the distribution and issuance of all of the Underlying Securities upon the exercise of the Special Warrants, there shall be any change in Canadian Securities Laws which in the opinion of counsel to the Company or of counsel to the Underwriters requires the filing of Supplementary Material, then the Company shall, to the satisfaction of its counsel and the Underwriters’ counsel, promptly prepare and file such Supplementary Material with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required.

9.

Representations and Warranties and Additional Covenants.  The Company represents and warrants to, and covenants with, the Underwriters, the U.S. Underwriters and the Purchasers, and acknowledges that each of them is relying upon such representations and warranties and covenants in completing the Special Warrant Closing, that:

(a)

the Company (i) has been duly organized and is a valid and subsisting corporation under the laws of the Yukon Territory; (ii) has all necessary corporate capacity and authority to carry on its business as now conducted, to own, lease and operate its Property and assets and to enter into and perform its obligations under this Agreement; and (iii) has taken all required corporate action to authorize the execution and delivery of this Agreement and the performance of all of its covenants and obligations hereunder;

(b)

this Agreement has been duly authorized, executed and delivered by the Company and constitute a legal, valid and binding obligation enforceable against the Company in accordance with its terms and the execution and delivery of this Agreement by the Company, the performance and compliance with the terms hereof and the sale of the Special Warrants will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under any term or provision of the constating documents, by-laws or resolutions of the Company or any material agreement to which the Company is a party or by which it is bound;

(c)

the Company is a reporting issuer or equivalent under the securities legislation in the Qualifying Jurisdictions and is not in default under applicable Canadian Securities Laws;

(d)

all documents publicly issued by the Company or filed by the Company with any Securities Commission, other securities regulatory authority or stock exchange, in each case since December 31, 2003, were, at their respective dates of issue or filing, true and correct in all material respects, contained no misrepresentation and were prepared in accordance with and complied, in all material respects, with the securities laws, regulations, rules, published policy statements, blanket orders and rulings applicable thereto;

(e)

there has been no adverse material change in relation to the Company since December 31, 2003 which has not been publicly disclosed;

(f)

the Common Shares are listed and posted for trading on the TSX, and the Company is in compliance, in all material respects, with the by-laws, rules and policies of the TSX;

(g)

other than the holders of the Special Warrants or as disclosed in the most recent consolidated financial statements filed by the Company or as otherwise disclosed to the Underwriters in writing, no Person has any right, agreement or option, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Common Shares or any other security convertible into or exchangeable for any Common Shares or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding Common Shares;

(h)

the proceeds of the Offering, net of the Underwriters’ commission and other expenses of the Offering, will be used for balance sheet improvements, including retirement of debt obligations and for general corporate purposes;

(i)

the Company has the requisite corporate power and authority to create, offer, issue and sell the Special Warrants, create and issue the Special Broker Warrants and issue the Underlying Securities, Broker Warrants, Warrant Shares and Broker Securities in accordance with the provisions of this Agreement;

(j)

the Company is current with all filings required to be made under its jurisdiction of incorporation and all other jurisdictions in which it exists or carries on any material business and has, and will upon completion of the Offering have, all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business as currently conducted or proposed to be conducted;

(k)

each of the Subsidiaries has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its Property, Permits and assets and conduct its business as currently conducted or proposed to be conducted, and each of the Subsidiaries is current with all filings required to be made under their respective jurisdictions of incorporation and all other jurisdictions in which they exist or carry on any material business and have, and will upon completion of the Offering have, all necessary licences, leases, permits, authorizations and other approvals necessary to permit them to conduct their business as currently conducted or proposed to be conducted;

(l)

none of the Company or any Subsidiary has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property;

(m)

the authorized capital of the Company consists of an unlimited number of Common Shares of which as of August 9, 2004, 369,652,571 Common Shares are issued and outstanding as fully paid and non-assessable shares.  As of the date hereof, the Company has stock options outstanding that entitle the holders to purchase up to 8,698,100 Common Shares and common share purchase warrants outstanding that entitle the holders to purchase up to 18,656,806 Common Shares, and other than pursuant to the Special Warrants and Broker Warrants and as set forth below, no Person will have any other agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Company;

(n)

each of the Subsidiaries is either directly or indirectly wholly-owned by the Company and there are no other active subsidiaries of the Company other than the Subsidiaries;

(o)

there are no, and at the Special Warrant Closing Time, there will be no shareholders’ agreements to which the Company is a party, and to the best knowledge of the Company there are no, and at the Special Warrant Closing Time there will be no, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Company. To the best knowledge of the Company, there are no, and at the Special Warrant Closing Time there will be no, agreement or other instrument pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company;

(p)

all necessary corporate action has been taken by the Company to authorize the issue and sale of, and the delivery of certificates representing, the Special Warrants, and to authorize the issue and the delivery of certificates representing the Special Broker Warrants and, upon the due exercise of the Special Warrants, the Broker Warrants, and Warrants, the resulting Common Shares will be validly issued as fully paid and non-assessable shares;

(q)

at the Special Warrant Closing Time all necessary action will have been taken by the Company to authorize the valid creation of the Special Warrants, the Special Broker Warrants and the Broker Warrants and the Company will have duly allotted and reserved for issuance the Underlying Securities, Warrant Shares and Broker Securities;

(r)

no order preventing, ceasing or suspending trading in any securities of the Company or prohibiting the issue and sale of securities by the Company has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Company, are pending, contemplated or threatened;

(s)

the Financial Statements satisfy the requirements of Canadian Securities Laws as to form;

(t)

other than this Offering and except as publicly disclosed, since December 31, 2003, none of:

(i)

the Company or any Subsidiary has paid or declared any dividend or, except in the ordinary course of business, incurred any material capital expenditure or made any commitment therefor;

(ii)

the Company or any Subsidiary has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; and

(iii)

the Company or any Subsidiary has entered into any material transaction, except in the ordinary course of business.

(u)

except as disclosed in the Financial Statements or as disclosed in writing to the Underwriters, the Company and each Subsidiary has filed in a timely manner all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and none of the Company or any Subsidiary is aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business or affairs of the Company or any Subsidiary and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them.  Except as disclosed in the Financial Statements, there are no material actions, suits, proceedings, investigations or claims now threatened or pending against the Company or any Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Company and each Subsidiary has in all material respects withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation;

(v)

the Company and each Subsidiary has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on a material portion of its business and possesses all material approvals, consents, certificates, registrations, authorizations, permits (including the Permits) and licenses issued by the appropriate provincial, state, municipal, federal, national or other regulatory agency or body necessary to carry on the business currently carried on or contemplated to be carried on by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits (including the Permits) and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and none of the Company or any Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit (including any Permit) or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially adversely affect the conduct of the business or operations of, or the assets, liabilities (contingent or otherwise) or condition (financial or otherwise) of, the Company or any Subsidiary. All such material approvals, consents, certificates, registrations, authorizations, permits (including the Permits) and licenses are and will at the Special Warrant Closing Time be valid, subsisting and in good standing;

(w)

neither the Company nor any Subsidiary is in violation of any term of the articles or by-laws or any constating document thereof.  Neither the Company nor any Subsidiary is in violation of any term or provision of any material agreement, indenture or other instrument applicable to it which would result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Company or any Subsidiary.  Neither the Company nor any Subsidiary is in default in the payment of any obligation owed which is now due and there are no actions, suits, proceedings or investigations commenced, pending or, to the knowledge of the Company threatened which, in the aggregate, might result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Company or any Subsidiary or the Property, Permits or assets thereof or in any material liability on the part of the Company or any Subsidiary or which places, or could place, in question the validity or enforceability of this Agreement, the Ancillary Documents or any document or instrument delivered, or to be delivered, by the Company pursuant hereto or thereto;

(x)

The Property is the only material property in which the Company or any Subsidiary has an interest.  The Company and the Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims, exploration permits, prospecting permits or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which the Property is located, in respect of the ore bodies and minerals located on the Property in which the Company or a Subsidiary has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company or the applicable Subsidiary to explore the minerals relating thereto, all Property leases or claims and Permits in which the Company or any Subsidiary has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Company and the Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Property in which the Company and the Subsidiaries have an interest granting the Company or the applicable Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Company or the applicable Subsidiary, with only such exceptions as do not materially interfere with the use made by the Company or the applicable Subsidiary of the rights or interests so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Company or a Subsidiary;

(y)

the Company and the Subsidiaries:

(i)

and the Property, assets and operations thereof comply in all material respects with all applicable “Environmental Laws” (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal, national or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any “Environmental Activity” (which term means and includes, without limitation, any past, present or future activity, event or circumstance in respect of a “Contaminant” (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii)

do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Company or any Subsidiary or any of the Property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Company is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Company nor any Subsidiary nor any of the Property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any “Governmental Authority” (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any governmental authority;

(iii)

do not store any hazardous or toxic waste or substance on the Property thereof and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are no Contaminants on any of the premises or Property at which the Company or any Subsidiary carries on business, in each case other than in compliance with Environmental Laws and the Permits; and

(iv)

expect as publicly disclosed, to the knowledge of the Company is subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration activities) or non-compliance with Environmental Law.

(z)

all consents, approvals, permits, authorizations or filings as may be required under Canadian Securities Laws necessary to the performance by the Company of its obligations under the Subscription Agreements will have been obtained at the Special Warrant Closing Date or will be obtained within the time prescribed by Canadian Securities Laws;

(aa)

at the Special Warrant Closing Time each of the Subscription Agreements, the Special Warrants and the Special Broker Warrants and all Ancillary Documents shall have been duly authorized, executed and delivered by the Company and shall be legally binding upon the Company and shall be enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law and except as may be limited by the Limitations Act, 1996 (British Columbia);

(bb)

the Company has not withheld from the Underwriters any material facts relating to the Company or to the Offering that would be required to be disclosed in a prospectus under Canadian Securities Laws;

(cc)

the Preliminary Prospectus, Final Prospectus and any Supplementary Material will contain the disclosure required by, and satisfy the form requirements of, all applicable Canadian Securities Laws;

(dd)

the Preliminary Prospectus and the Final Prospectus will accurately summarize, in all material respects, the attributes of the Underlying Securities, the Warrant Shares and the Broker Securities; and

(ee)

other than the Underwriters and the U.S. Underwriters and except as may be consented to by the Underwriters, there is no Person acting or purporting to act at the request of the Company, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein.

10.

Special Warrant Closing Deliveries.  The purchase and sale of the Special Warrants shall be completed at the Special Warrant Closing Time at the offices of Stikeman Elliott LLP in Toronto or at such other place as the Underwriters and the Company may agree upon.  At the Special Warrant Closing Time, the Company shall duly and validly deliver to the Underwriters certificates in definitive form representing the Special Warrants registered in accordance with the terms and conditions of the Subscription Agreements (or as the Underwriters may otherwise direct), completed and executed copies of which shall have been received by the Company no later than 12:00 noon (Toronto time) on August 9, 2004, together with the certificates required to be delivered (at the Special Warrant Closing Time) by the Underwriters pursuant to Section 3(d)(ii), against payment of the purchase price for the Special Warrants net of the Underwriters fee and estimated expenses of the Underwriters by certified cheque, bank wire or bank draft payable to the Company.  At the Special Warrant Closing Time, in consideration of services rendered by the Underwriters in connection with the offering of the Special Warrants, the Company shall pay to the Underwriters a fee equal to 5.0% of the aggregate gross proceeds of Special Warrants sold, payable in lawful money of Canada to or to the order of the Underwriters in proportion to the percentages set forth in paragraph 19.

In addition, the Company will issue at the Special Warrant Closing Time to Sprott on behalf of the Underwriters the Special Broker Warrants exercisable, without payment of additional compensation, for that number of Broker Warrants equal to 5.0% of the number of Special Warrants sold at the Special Warrant Closing Time. Each Broker Warrant will entitle the holder to acquire Brokers Securities at an exercise price of $0.50 per Broker Warrant for a period of twelve (12) months following the Special Warrant Closing Date.

11.

Special Warrant Closing Conditions.  In addition to the deliveries contemplated by paragraph 10, each Purchaser’s subscription to purchase the Special Warrants and the

Underwriters’ obligations to close the purchase of Special Warrants from the Company at the Special Warrant Closing Time shall be conditional upon the fulfilment at or before the Special Warrant Closing Time of the following conditions:

(a)

The TSX shall have conditionally approved the issuance of the Broker Warrants, Underlying Securities and Broker Securities and the listing thereon of the Common Shares and the Warrant Shares, subject to the Company fulfilling the requirements as to the filing of certain documents and the payment of the necessary listing fees, and provided that such acceptance and approval shall be on terms satisfactory to the Underwriters acting reasonably;

(b)

the Company shall have made and/or obtained the necessary filings, approvals, consents and acceptances under applicable Canadian Securities Laws and the TSX required to be made or obtained by the Company in connection with the offering of Special Warrants, on terms which are acceptable to the Underwriters, acting reasonably (other than the prospectus qualification of the Underlying Securities required pursuant to this Agreement);

(c)

The Underwriters shall have received a certificate, dated as of the Special Warrant Closing Date, signed by the Chief Executive Officer of the Company or such other senior officers as may be acceptable to the Underwriters, certifying for and on behalf of the Company that:

(i)

since December 31, 2003, except as publicly disclosed, (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Subsidiaries taken as a whole and (B) no transaction has been entered into by the Company or any of the Subsidiaries which is or would be material to the Company or any Subsidiary;

(ii)

no order, ruling or determination having the effect of suspending or prohibiting the sale or ceasing the trading of the Common Shares, Special Warrants, the Underlying Securities, the Warrant Shares, the Special Broker Warrants, the Broker Warrants or Broker Securities has been issued by any applicable regulatory authority in any of the Qualifying Jurisdictions and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officer, contemplated or threatened by any applicable regulatory authority in any of the Qualifying Jurisdictions;

(iii)

the Company has duly complied in all material respects with all of its covenants, and satisfied all of the terms and conditions, of this Agreement on its part to be complied with or satisfied up to the Special Warrant Closing Time; and

(iv)

the representations and warranties of the Company contained in this Agreement, the Subscription Agreements and all Ancillary Documents are true and correct in all material respects as of the Special Warrant Closing Date with the same force and effect as if made at and as of such time after giving effect to the transactions contemplated by this Agreement.

Notwithstanding the foregoing, the certificate contemplated by this subparagraph 11(c) shall certify such other matters as the Underwriters may reasonably request;

(d)

the Underwriters shall have received at the Special Warrant Closing Time certificates dated the Special Warrant Closing Date, signed by appropriate officers of the Company addressed to the Underwriters and counsel to the Underwriters, with respect to the constating documents of the Company, all resolutions of the Company’s board of directors relating to this Agreement and the Subscription Agreements; the creation and issuance of the Special Warrants, Special Broker Warrants, Underlying Securities, Warrant Shares and Broker Warrants and Broker Securities, and the consummation of the respective transactions contemplated herein and therein and the incumbency and specimen signatures of signing officers and such other matters as the Underwriters may reasonably request;

(e)

the Company’s board of directors shall have authorized and approved this Agreement, the Subscription Agreements, the Special Warrants, the Special Broker Warrants, the Broker Warrants and any other agreements pursuant to which the Special Warrants, the Underlying Securities and Warrant Shares are to be issued, the Broker Warrants and the Broker Securities, the issuance of such securities and all matters relating to the foregoing;

(f)

the Subscription Agreements shall have been executed and delivered by the Company in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(g)

the Underwriters shall have received favourable legal opinions addressed to the Purchasers and the Underwriters and their counsel, in form and substance satisfactory to the Underwriters’ counsel, dated the Special Warrant Closing Date from Axium Law Group, counsel for the Company and other local counsel to the Company, as to the laws of Canada and of the Qualifying Jurisdictions in which Purchasers are resident at the Special Warrant Closing Time, which counsel may rely as to factual matters only, on certificates of auditors, the Company’s registrar and transfer agent, public and stock exchange officials and officers of the Company, which opinions shall address such matters as the Underwriters may reasonably request;

(h)

the Underwriters shall have received a favourable legal opinion of U.S. counsel to the Company addressed to the Underwriters, legal counsel to the Underwriters and the Purchasers in the United States, in respect of the availability of an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, for the offer and sale of the Special Warrants, to the Purchasers in the United States as contemplated in this Agreement and the issuance of Underlying Securities to such Purchasers upon the exercise of such Special Warrants in accordance with the terms thereof, to be in the form the Underwriters or their legal counsel may reasonably request; provided that such counsel may rely on opinions of other counsel to the Company in such jurisdictions where they are not qualified to practice law, including, without limitation, upon the opinion of Axium Law Group (upon which they shall be expressly entitled to rely) and as to factual matters only, on the Company’s statements, representations and warranties contained herein and in certificates of officers of the Company; and

(i)

the Underwriters shall have received such other documentation from the Company, and the Company shall have satisfied such other conditions, as the Underwriters may reasonably request, including such opinions as to title relating to the Property.

12.

Rights of Termination.

(a)

If any enquiry, action, suit, investigation or other proceeding whether formal or informal is instituted or threatened or any order or ruling is made by any federal, provincial or other governmental authority or the TSX or any securities regulatory authority in relation to the Company or a Subsidiary or any directors or officers thereof which, in the opinion of the Underwriters, operates to prevent or cease, restrict or suspend the distribution or trading of the Special Warrants, the Special Broker Warrants, the Broker Warrants, the Underlying Securities, the Broker Securities or Warrant Shares or which materially and adversely affects the market price or value of any such securities, each of the Underwriters shall be entitled, at its option and in accordance with subparagraph 12(f) to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase Special Warrants) by notice to that effect given to the Company at any time prior to the Special Warrant Closing Time.

(b)

In the event that prior to the Special Warrant Closing Time there should develop, occur or come into effect any occurrence or incident of national or international consequence or any event, action, condition, law, governmental regulation, inquiry, act of terrorism, major financial occurrence or incident or any other occurrence or incident of a similar nature which, in the sole opinion of the Underwriters, seriously adversely affects or could be expected to seriously adversely affect the national or international financial markets, the market value of the Special Warrants, Special Broker Warrants, Broker Warrants, Underlying Securities, Broker Securities or Common Shares, or the business, operations or affairs of the Company and its Subsidiaries taken as a whole, each of the Underwriters shall be entitled at its option, in accordance with subparagraph 12(f), to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase Special Warrants) by written notice to that effect given to the Company prior to the Special Warrant Closing Time.

(c)

In the event that prior to the Special Warrant Closing Time, there should occur any material adverse change in relation to the Company or any Subsidiary, or if there should, whether as a result of the Underwriters’ continuing due diligence or otherwise, be discovered any previously undisclosed material fact of an adverse nature relating to the Company or if there should occur an adverse change in any material fact such as is contemplated by paragraph 7, which, in the sole opinion of the Underwriters, has or could reasonably be expected to have a materially adverse effect on the market price or value or marketability of the Special Warrants, Special Broker Warrants, Broker Warrants, Underlying Securities, Broker Securities or Warrant Shares, each of the Underwriters shall be entitled, at its option, in accordance with subparagraph 12(f), to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase Special Warrants) by written notice to that effect given to the Company prior to the Special Warrant Closing Time.

(d)

In the event that prior to the Special Warrant Closing Time the Company is in breach of any material term of this Agreement or any Ancillary Document or the Underwriters determine that any of the representations or warranties made by the Company in this Agreement or in any Ancillary Document delivered by the Company in connection with the offering of Special Warrants is false or has become false in any material respect, each of the Underwriters shall be entitled at its option, in accordance with subparagraph 12(f), to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase Special Warrants) by written notice to that effect given to the Company prior to the Special Warrant Closing Time.

(e)

The rights of termination contained in subparagraphs 12(a), (b), (c) and (d) may be exercised by each of the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise.  In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Company or on the part of the Company to the Underwriters except in respect of any liability which may have arisen or arises after such termination under paragraphs 13, 14, 15 and 16.

(f)

The Underwriters shall make reasonable best efforts to give the notice to the Company as contemplated by subparagraphs 12(a) to (d) (as the case may be) of the occurrence of any of the events or circumstances referred to therein, provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters’ entitlement to exercise their rights contained in this paragraph 12 at any time through to the Special Warrant Closing Time.

13.

Expenses.  Whether or not the issuance and sale of the Special Warrants or the issuance of the Underlying Securities shall be completed, all reasonable expenses of or incidental to the issue and delivery of such Special Warrants and Underlying Securities and of or incidental to all matters in connection with the transactions herein set out shall be borne by the Company including, without limitation, expenses in connection with the issuance and sale of the Special Warrants, Special Broker Warrants, all private placement fees required under Canadian Securities Laws, all filing fees in connection with the qualification of the Broker Warrants, Underlying Securities, Warrant Shares and Broker Securities for distribution in the Qualifying Jurisdictions, the fees and expenses of counsel to the Company and all local counsel selected by the Company, all costs incurred in connection with the preparation and printing of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and any U.S. private placement memorandum, all listing fees, all fees and expenses of the Company’s auditors, all reasonable expenses of the Underwriters (including all reasonable travel and accommodation expenses in connection with marketing and due diligence) and all reasonable disbursements, fees and expenses of legal counsel to the Underwriters in all jurisdictions (which shall not exceed Cdn$65,000 (exclusive of taxes and disbursements) without the prior consent of the Company).  The Company will forthwith pay to the Underwriters their fees and expenses upon presentation of one or more invoices in respect of the same.

14.

Survival of Representations and Warranties.  All warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase by the Purchasers and the Underwriters of the Special Warrants, and shall continue in full force and effect for the benefit of the Underwriters and the Purchasers after the Closing Date for a period ending on the earlier of: (i) three years from the Special Warrant Closing, and (ii) the date which is two years after the date of a breach of any of the aforementioned representations, warranties, obligations and agreements is discovered (as that term is used in the Limitations Act, 1996 (British Columbia)), regardless of the closing of the sale of Special Warrants, any subsequent disposition or exercise of the Special Warrants or the Underlying Securities or any investigation which may be carried on by the Underwriters.

15.

Indemnity and Contribution.

(a)

The Company (collectively, the “Indemnifiers” and individually an “Indemnifier”) agrees to indemnify and save harmless each of the Underwriters and their respective shareholders, directors, officers, employees, counsel, partners, affiliates and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all liabilities, claims, actions, suits, proceedings, losses (other than loss of profits), costs, damages and expenses (including legal expenses) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)

any misrepresentation or alleged misrepresentation contained herein or made by the Company in connection with the issuance and sale of the Special Warrants or the issuance of the Special Broker Warrants, Broker Warrants, Underlying Securities, Warrant Shares or Broker Securities, or contained in the Final Prospectus or in any Supplementary Material;

(ii)

any information or statement (except any information or statement relating solely to the Underwriters or provided by the Underwriters in writing) contained in the Final Prospectus, any Supplementary Material or any Ancillary Documents of the Company delivered pursuant to this Agreement which (at the time and in light of the circumstances under which it was made) contains or is alleged to contain a misrepresentation;

(iii)

any order made or enquiry, investigation or proceedings commenced or threatened by any securities regulatory authority or other competent authority, including the TSX, based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or alleged omission relating solely to the Underwriters or provided by the Underwriters in writing) in this Agreement, any Ancillary Document, the Final Prospectus or any

Supplementary Material or based upon any failure to comply with Canadian Securities Laws (other than any failure or alleged failure to comply by the Underwriters) which prevents or restricts the trading in or the sale or distribution of the Special Warrants, Special Broker Warrants, Broker Warrants, Underlying Securities, Broker Securities or Warrant Shares in any of the Qualifying Jurisdictions;

(iv)

the non-compliance or alleged (by any applicable regulatory or governmental body) non-compliance by the Company with any applicable laws (including Canadian Securities Laws), regulatory requirements or stock exchange rules or policies in connection with the transactions herein contemplated including the Company’s non-compliance with any statutory requirement to make any document available for inspection (other than non-compliance resulting from a breach by the Underwriters of any covenant set out herein or otherwise imposed on it by law);

(v)

any statement contained in the Disclosure Documents which at the time and in the light of the circumstances under which it was made, contained or is alleged to have contained a misrepresentation;

(vi)

the omission or alleged omission to state in any of the Final Prospectus and any Supplementary Material or in this Agreement or any Ancillary Documents of the Company delivered hereunder or pursuant hereto any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made (other than omissions relating solely to the Underwriters); or

(vii)

any material breach of any representation or warranty of the Company contained herein or the failure of the Company to comply with any of its respective covenants or other obligations hereunder in any material respect.

(b)

with respect to this paragraph 15, each of the Indemnifiers acknowledges and agrees that each of the Underwriters is contracting on its own behalf and as agent for the other Indemnified Parties.  To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions of this Agreement in trust for and on behalf of such Indemnified Party;

(c)

if any matter or thing contemplated by paragraph 15(a) (any such matter or thing being referred to as a “Claim”) is asserted against any Indemnified Party in respect of which indemnification under this paragraph 15 is or might reasonably be considered to be provided, such Indemnified Party will notify the Indemnifiers as soon as practicable of the nature of such Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the liability of the Indemnifiers hereunder except to the extent that the Indemnifiers are prejudiced by such failure) and the Indemnifiers shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim, provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party (acting reasonably), that no settlement of any such Claim may be made by the Indemnifiers or the Indemnified Party without the prior written consent of the other parties (acting reasonably) and the Indemnifiers shall not be liable for any settlement of any such Claim unless it has consented in writing to such Claim;

(d)

in any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf and to participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:  (i) the Indemnifiers and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the Indemnifiers fail to assume the defence of such Claim on behalf of the Indemnified Party within ten days of receiving notice of such Claim; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and an Indemnifier and the Indemnified Party shall have been advised by counsel that representation of the Indemnified Party by counsel for the Indemnifier is inappropriate as a result of potential or actual conflicting interests of those represented; in each of which cases the Indemnifiers shall not have the right to assume the defence of such Claim on behalf of the Indemnified Party but the Indemnifiers shall be liable to pay the reasonable fees and disbursements of counsel to the Indemnified Party;

(e)

the indemnity of this paragraph 15 shall not apply in respect of any particular Indemnified Party, in the event that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, expenses, claims, actions, damages or liabilities to which that particular Indemnified Party may be subject were primarily caused by the negligence, fraud or willful misconduct of that particular Indemnified Party (provided that if such losses, expenses, claims, actions, damages or liabilities were caused only in part by such negligence, fraud or willful misconduct, the indemnity shall apply only in respect of the proportion of such losses, expenses, claims, actions, damages or liabilities which were not so caused);

(f)

in order to provide for a just and equitable contribution in circumstances in which the indemnity provided in this paragraph 15 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Indemnifiers and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of a nature contemplated in this paragraph 15 in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee payable by the Company to the Underwriters bears to the aggregate gross proceeds from the sale of the Special Warrants and the Indemnifiers are responsible for the balance, whether or not they have been sued together or sued separately.  Notwithstanding the foregoing, the Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fee or any portion of such fee actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation or negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or negligence;

(g)

the rights to contribution provided in this paragraph shall be in addition to and not in derogation of any other right to contribution which the Underwriters or the Indemnifiers may have by statute or otherwise at law;

(h)

in the event that the Indemnifiers may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifiers shall be limited to contribution in an amount not exceeding the lesser of:

(i)

the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subparagraph 15(e) above; and

(ii)

the amount of the aggregate fee actually received by the Underwriters from the Company under this Agreement.

16.

Claim Notice.  If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Indemnifiers notice of such claim in writing, as soon as reasonably possible, but failure to notify the Indemnifiers shall not relieve the Indemnifiers of any obligation which they may have to the Underwriters under this paragraph except to the extent the Indemnifiers are materially prejudiced by such failure.

17.

Advertisements.  Except as may be otherwise provided in Section 3 hereof, the Company acknowledges that the Underwriters shall have the right, at their own expense, to place such advertisement or advertisements or press releases relating to and following the completion of the sale of the Special Warrants contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law.  The Company and the Underwriters each agree that it will not make or publish any advertisement or press release in any media whatsoever relating to, or otherwise publicizing, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of applicable securities legislation in Canada or the United States, or of any province or state thereof, being unavailable in respect of the sale of the Special Warrants and issuance of Underlying Securities and Warrant Shares to prospective purchasers.  Subject to compliance with applicable law, any press release or advertisement of the Company relating to the Offering will be provided in advance to Sprott and the Company will use its reasonable commercial efforts to agree to the form and substance thereof with Sprott prior to the release thereof.

18.

Notices.  Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to the Company, at:

Queenstake Resources Ltd.
999 18th Street
Suite 2940
Denver, CO  80202

Attention:Chris Davie, President and CEO
Telecopy: 297-1587

and, in respect of any notice given to the Company, with a copy to:

Axium Law Group
Suite 3350, Four Bentall Centre
1055 Dunsmuir St.
PO Box 49222
Vancouver, BC
V7X 1L2

Attention: Rod McKeen
Telecopy:(604) 692-4900

If to the Underwriters, at:

Sprott Securities Inc.
Royal Bank Plaza
South Tower
Suite 3450
Toronto, ON
M5J 2J2

Attention: Jeff Kennedy
Telecopy: (416) 943-6496

and, in respect of any notice given to any Underwriter, with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON
M5L 1B9

Attention: Jay Kellerman
Telecopy: (416) 947-0866

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

19.

Obligations Several.  The obligations of the Underwriters under this Agreement shall be several and not joint and several.  The syndicate participation in the Offering for each of the Underwriters shall be as follows:

Sprott Securities Inc.

40%

Westwind Partners Inc.

40%

Loewan Ondaatje McCutcheon Limited

20%

If any Underwriter terminates its obligations hereunder pursuant to paragraph 12 hereof, such termination shall not effect the obligations of the other Underwriters hereunder, and there shall be no further liability on the part of the Company or the terminating Underwriter hereunder except in respect of any liability of the Company and the terminating Underwriter which may have arisen or may thereafter arise under paragraphs 13, 15 or 16 hereof.

20.

Authority of the Underwriters:  Sprott is hereby authorized by the other Underwriters to act on their behalf and the Company shall be entitled to and shall act on any notice given in accordance with paragraphs 16 or 18 or agreement entered into on behalf of the Underwriters by Sprott except in respect of any notice of termination pursuant to paragraph 12 or the exercise of any indemnification or contribution rights pursuant to paragraph 15 and 16, respectively.  The Company is hereby authorized and directed to pay all amounts due and owing to the Underwriters pursuant to this Agreement to Sprott, on behalf of the Underwriters. Sprott agrees to consult with the other Underwriters on all other matters relating to the Offering.

21.

General

21.1

Time of the Essence.  Time shall, in all respects, be of the essence hereof.

21.2

Headings.  The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

21.3

Entire Agreement.  This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings.  This Agreement may be amended or modified in any respect by written instrument only.

21.4

Severability.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

21.5

Successors and Assigns.  The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Underwriters and the Purchasers and their respective successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by either party without the prior written consent of the other.

21.6

Further Assurances.  Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

21.7

Effective Date.  This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

21.8

Counterparts and Facsimile Execution.  This Agreement may be executed in any number of counterparts, which taken together shall form one and the same agreement.  This Agreement may be executed by one or more of the parties by facsimile transmitted signature and all parties agree that the reproduction of signature by way of facsimile will be treated as though such reproductions were executed originals.

21.9

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and the parties hereto attorn to the non-exclusive jurisdiction of the courts of such province in connection with all matters arising hereunder.

[Signatures on following page]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this letter where indicated below and delivering the same to the Underwriters.

Yours very truly,

SPROTT SECURITIES INC.

By: "W.. Jeff Kennedy"

Name: W. Jeff Kennedy,

Title: Chief Financial Officer

WESTWIND PARTNERS INC.

By: "Nick Pocrnic"

Name: Nick Pocrnic,

Title:   Vice President and Syndication Manager

LOEWEN ONDAATJE MCCUTCHEON LIMITED

By: "Garrett Herman"

Name: Garrett Herman,

Title:   President and Chief Executive Officer

SPROTT SECURITIES (USA) LIMITED

By: "W. Jeff Kennedy"

Name: W. Jeff Kennedy,

Title:   Chief Financial Officer

WESTWIND PARTNERS (USA) INC.

By: "Tom Briant"

Name: Tom Briant,

Title:   President and Chief Executive Officer

LOEWEN ONDAATJE MCCUTCHEON (USA) LIMITED

By: "Garrett Herman"

Name: Garrett Herman

Title:   President and Chief Executive Officer

The foregoing is hereby accepted on the terms and conditions herein set forth.

DATED as of the date first written above.

QUEENSTAKE RESOURCES LTD.

By: "Christopher J. A. Davie"

Name: Christopher J. A. Davie,

Title:   President and Chief Executive Officer

SCHEDULE “A”

TERM SHEET

Issuer:	QUEENSTAKE RESOURCES LTD. (the “Company”)
Size of Offering:	34,000,000 special warrants (the “Special Warrants”)
Issue Price:	Cdn. $0.50 per Special Warrant
Amount Underwritten:	Cdn. $17,000,000
Underwriters’ Option:	The Underwriters will have the option to purchase or arrange for purchasers of up to an additional 10,000,000 Special Warrants at the Issue Price at any time prior to the Closing Date.
Special Warrants:

Each Special Warrant will entitle the holder to receive, without payment of any further consideration, one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant at any time prior to the Expiry Date (as hereinafter defined).  Special Warrants that have not been previously exercised will be deemed exercised on behalf of, and without any required action on the part of, the holders immediately prior to on the earlier of: (i) the third business day after the date on which a receipt has been issued by the securities regulatory authorities in the provinces and territories of Canada in which purchasers are resident for a (final) prospectus qualifying the Common Shares and Warrants issuable upon exercise of the Special Warrants (the “Qualification Date”); and (ii) 5:00 p.m. (Toronto time) on the date (the “Expiry Date”) which is four months and one business day following the Closing Date.

Warrants:	Each whole Common Share purchase warrant (a “Warrant”) will entitle the holder to acquire one Common share at a price of Cdn. $0.65 for a period of 18 months following the Closing Date.
Dilution Penalty:

If the Qualification Date has not occurred on or before the date that is 60 days following the Closing Date (the “Qualification Deadline”), each Special Warrant not then exercised shall thereafter entitle the bolder to receive upon exercise, for no additional consideration, 1.05 Common Shares and 0.525 Warrants, in lieu of one Common Share and one-half of one Warrant.

Expenses:	The Company will be responsible for all expenses of the Offering, including the reasonable fees (up to Cdn. $65,000) and disbursements of legal counsel to the Underwriters.
Use of Proceeds:	The proceeds from the Offering will be used for balance sheet improvements, including retirement of debt obligations and for general corporate purposes.
Undertaking:	The Company also agrees to use its reasonable best efforts to secure a credit facility of a size deemed by the lender to be appropriate, as soon as practically possible after the Closing Date.

-  A-2  -

Underwriters’ Commission:

An amount equal to 5.0% of the gross proceeds of the Offering.  In addition, the Company shall issue to the Underwriters compensation warrants exercisable, without payment of additional consideration, into compensation options (the “Compensation Options”).  The Compensation Options will be exercisable to acquire that number of units of the Company that is equal to 5% of the number of Special Warrants sold pursuant to the Offering at a price of $0.50 per unit for a period of 12 months following the Closing Date.  Each unit will consist of one Common Share and one-half of one Warrant.

Underwriters:	Sprott Securities Inc., together with a syndicate of underwriters to be formed by Sprott.
Jurisdictions of Sale:	Each of the provinces of Canada and those jurisdictions outside of Canada as agreed to by the Company and the Underwriters, including the United States.
TSX Listing:

The Company shall list the Common Shares issuable on exercise of the Special Warrants, Warrants and Compensation Options on the TSX, which listing will be conditionally approved prior to the Closing Date.

Type of Transaction:

Underwritten Special Warrant financing, subject to formal underwriting agreement.  The Special Warrants to be sold by private placement to the Underwriters or to substituted Purchasers without an Offering Memorandum.

Closing Date:	On or about August 10, 2004 or such other date as mutually agreed to between the Underwriters and the Company.
Syndicate:	Sprott Securities Inc. Westwind Partners Inc. Loewen Ondaatje McCutcheon Limited

SCHEDULE “B”

PERMITS

Permit	Agency Information	Renewal Status	Applicable Regulations
EPA Hazardous Waste ID Number NVD982504011	U.S. Environmental Protection Agency, Region 9 75 Hawthorne Street San Francisco, CA 94105 (415) 495-8895	No renewals required	40 CFR §§ 260-279 www.epa.gov/epafr40
U.S. Forest Service Plans of Operation (P.O.O.)	Ms. Susan Elliott, Mineral Administrator USDA Forest Service 2035 Last Chance Road Elko, NV 89801 (775) 778-0223	No renewals required	See individual POO 36 CFR Part 228
Air Quality Permit AP1041- 0025 (Murray and Mill), AP1041-0778 (expires 1/23/06)	Mr. Merhdad Moghimi Supervisor Permitting Branch Nevada Division of Environmental Protection Bureau of Air Quality 333 West Nye Lane Carson City, NV 89706-0851 (775) 687-9337	• Facility-wide (Murray and Mill) continues until Title V issued • Renew Title V prior to January 23, 2006	NAC §§ 445B.001 – 445B.395 www.leg.state.nv.us/nac/nac-445B.html
Hydrocarbon Soil Bioremediation General Permit GNV041995 I.D.#HGP33	Mr. Tom Gray Nevada Division of Environmental Protection Bureau of Mining Regulation & Reclamation 333 West Nye Lane, Room 138 Carson City, NV 89706-0851 (775) 687-9403	No renewals required	NRS §§ 445.223 www.leg.state.nv.us/nrs/nrs-445.html
Hazardous Materials Permit No. 05-99-0034-P	Ms. Virginia Capucci Nevada State Fire Marshall Office 107 Jacobsen Way Carson City, NV 89711 (775) 687-4290	Renew annually be March 1st	NRS §§ 447.045, 459.3828 www.leg.state.nv.us/nrs/nrs-447(459).html
Wetland Permits 199401023 (expired) and 199300140 (expires 12/31/06)	Ms. Shelley Carter U.S. Army Corps of Engineers C. Clifton Young Federal Building 300 Booth Street, Room 2002 Reno, NV 89509 (775) 784-5304	Permit 199300140 renewed and set to expire on December 31, 2006	33 USC § 1344 www.spk.usace.army.mil/cespk-co/regulatory www.fws.gov

Wildlife Industrial Artificial Pond #S-19388, S. 19389	Mr. Rory Lamp Nevada Division of Wildlife, 1375 Mountain City Highway Elko, NV 89801 (775) 777-2368	Renew by March 31, 2005	NRS §§ 501.181.502.390 NAC § 502 www.leg.state.nv.us/nac/nac-502.html
Oil/Water Separator General Permit GNV9800001 (expires 7/21/03)	Ms. Val King Nevada Division of Environmental Protection Bureau of Water Pollution Control 333 West Nye Lane Carson City, NV 89706-0851 (775) 687-4670	Renew prior to July 21, 2003	NRS §§ 445A.300-, 730 www.leg.state.nv.us/nrs/nrs-445A.html
Septic Systems General Permit GNEV9201-40022 (expired 5/12/98) Sewage Package Plant Letter Authorization	Mr. Cliff Lawson Nevada Division of Environmental Protection Bureau of Water Pollution Control 333 West Nye Lane, Room 138 Carson City, NV 89706-0851 (775) 687-9429	General permit expired, state working on reauthorization, package plant authorization letter indicates no permit required	NRS §§ 445.271-334 www.leg.state.nv.us/nrs-445.271-334.html
Storm Water Discharge General Permit NVR300000 (expires (/13/05)	Nr. Dan Tecca Nevada Division of Environmental Protection Bureau of Water Pollution Control 333 West Nye Lane, Room 138 Carson City, NV 89706-0851 (775) 687-9440	Renew prior to September 13, 2005	NAC §§ 445A.266-.272 www.leg.state.nv.us./nac/nac-445A.html
Dewatering Underground Injection Control UNEV93214 (expires 9/28/05)	Mr. Russ Land Nevada Division of Environmental Protection Bureau of Water Pollution Control 333 West Nye Lane, Room 138 Carson City, NV 89706-0851 (775) 687-????	Renew prior to September 28, 2005	NRS §§ 445A.300.-730 NAC §§ 445A.810-.925 www.leg.state.nv.us/nac/nac-445A.html
Water Pollution Control Permit NEV00020 (expired 10/6/99)	Mr. Mike Leigh Nevada Division of Environmental Protection Bureau of Mining Regulation & Reclamation 333 West Nye Lane, Room 138 Carson City, NV 89706-0851 (775) 687-9428	Renewal was submitted 120 days prior to October 16, 1999 expiration date; NDEP processing	NRS §§ 445.131-445.354 NAC §§ 445A.350-.447 www.leg.state.nv.us/nac/nac.445A.html
Water Appropriations (37 individual applications)	Mr. Hugh Ricci State Engineer’s Office Nevada Division of Water Resources 123 West Nye Lane Carson City, NV 89706-0818 (775) 687-4037	Annual maintenance required for most appropriations, tracking provided by Chilton Engineering	NRS Chapters 533-534 www.leg.state.nv.us/nrs/nrs-533(534).html
Dam Safety Permits J490, J171, J172, J249, J301, J313, J343	Mr. Robert Martinez, Chief Dam Safety Nevada Division of Water Resources 123 West Nye Lane, Suite 246 Carson City, NV 89706-0818 (775)687-6972	No renewals required	NRS §§ 535.010-535.110 www.leg.state.nv.us/nrs/nrs-535.html

Reclamation Permit #0077	Mr. Dave Simpson Nevada Division of Environmental Protection Bureau of Mining Regulation & Reclamation 333 West Nye Lane Carson City, NV 89706-0851 (775) 687-9410	No renewal required	NAC §§ 519A.010-519A.415
Liquefied Petroleum Licenses 04153, 04197, 03463, 03462, 03449, 03424	Ms. Charlene Schettler Nevada Liquefied Petroleum Gas Board P.O. Box 338 Carson City, NV 89702 (775) 687-4890	Renew annually	NRS §§ 590.465-.645 www.leg.state.nv.us/nrs-590.html
Potable Water System EL-30130-12NCNT	Mr. Dana Pennington Nevada State Health Services 1179 Fairview Drive, Suite 201 Carson City. NV 89701-5405	Annual renewal prior to June 30, 2003	NAC §§ 445A.450-.492,.526-.540,591-.652 www.leg.state.nv.us/nac/nac-445A.html
Solid Waste Mining Site Class III Waiver #SWMI-05-13	Mr. Dennis LaPrairie Nevada Division of Environmental Protection Bureau of Corrective Actions 333 West Nye Lane Carson City, NV 89706-0851 (775) 687-9472
Hazardous Materials Certificate of Registration No.041902 001 002JK (expires 06/30/03)	Registrar U.S. Department of Transportation Research and Special Programs Administration P.O. Box 740188 Atlanta, GA 30374-0188	Annual renewal by June 30, 2003
U.S. Bureau of Land Management P.O.O.	Mr. Dave Vandenberg Mr. Kurt Laird USDI-BLM 3900 East Idaho Street Elko, NV 89801 (775) 753-0200	No renewals required	See individual POO 43 CFR Subpart 3809

SCHEDULE “C”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the Special Warrants (the “Securities”) of QUEENSTAKE RESOURCES LTD. (the “Company”), pursuant to the Underwriting Agreement dated as of August 10, 2004 among the Company and the Underwriters named therein (the “Underwriting Agreement”), the undersigned Underwriter and its United States broker-dealer affiliate (the “U.S. Underwriter”), do hereby certify as follows:

The U.S. Underwriter is duly registered as a broker dealer under Section 15(b) of the U.S. Securities Exchange Act of 1934, as amended, and with each state of the United States in which any offers and sales of Special Warrants were made (unless exempted from the respective state’s broker-dealer registration requirements) and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

Immediately prior to our offering Securities to the offerees in the United States or that were U.S. Persons or acting on behalf of U.S. Persons, we had reasonable grounds to believe and did believe that each offeree was an “accredited investor” within the meaning of Rule 501(a) of Regulation D (an “AI”) under the U.S. Securities Act of 1933, as amended (the “1933 Act”), and, on the date hereof, we continue to believe that each person in the United States or that was a U.S. Person or acting on behalf of a U.S. Person approached by us purchasing Securities from the Company is an AI;

No form of general solicitation or general advertising (as those terms are used in Regulation D under the 1933 Act) was used by us or any person associated with us or by any of our affiliates, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States or to or for the account or benefit of U.S. Persons; and

The offering of the Securities has been conducted by us in accordance with the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement, including paragraph 3 thereof, unless otherwise defined herein.

Dated this 10th day of August, 2004.

SPROTT SECURITIES INC. By: "W.. Jeff Kennedy" Name: W. Jeff Kennedy, Title: Chief Financial Officer	SPROTT SECURITIES (USA) LIMITED By: "W.. Jeff Kennedy" Name: W. Jeff Kennedy, Title: Chief Financial Officer
WESTWIND PARTNERS INC. By: "Nick Pocrnic" Name: Nick Pocrnic, Title: Vice President and Syndication Manager	WESTWIND PARTNERS (USA) INC. By: "Tom Briant" Name: Tom Briant, Title: President and Chief Executive Officer
LOEWEN ONDAATJE MCCUTCHEON LIMITED By: "Garrett Herman" Name: Garrett Herman Title: President and Chief Executive Officer	LOEWEN ONDAATJE MCCUTCHEON (USA) LIMITED By: "Garrett Herman" Name: Garrett Herman Title: President and Chief Executive Officer